

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

March 24, 2016

<u>Via E-Mail</u>
James Cassidy, Esq.
President
Burney Hill Acquisition Corp, et al.
215 Apolena Avenue
Newport Beach, CA 92662

Re: **Burney Hill Acquisition Corp**
Registration Statement on Form 10-12(g)
Amended March 4, 2016
File No. 000-55559

Cabot Hill Acquisition Corp
File No. 000-55560

Event Hill Acquisition Corp
File No. 000-55562

Franklin Hill Acquisition Corp
File No. 000-55561

Grant Hill Acquisition Corp
File No. 000-55564

Jackson Hill Acquisition Corp
File No. 000-55563

Lincoln Hill Acquisition Corp
File No. 000-55565

Perry Hill Acquisition Corp
File No. 000-55566

Scott Hill Acquisition Corp
File No. 000-55567

Sherman Hill Acquisition Corp
File No. 000-55568

Dear Mr. Cassidy:

We have reviewed your amended filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

Business, page 1

1.	We note your response to comment 2 of our letter dated February 3, 2016. Because this information is directly material to the registration statements, please provide the information requested by this comment. Refer to Rule 408 of the Securities Act of 1933.

Recent Blank Check Companies, page 15

2.	We note your response to comment 3 of our letter dated February 3, 2016. Please disclose the information previously requested to the extent publicly ascertainable. Please also disclose the precise fees paid by these companies for your services.

You may contact Melinda Hooker, Staff Accountant at (202) 551-3732 or John Cash, Accounting Branch Chief, at (202) 551- 3768 if you have questions regarding comments on the financial statements and related matters. Please contact Kate McHale, Staff Attorney at (202)551-3464 or me at (202) 551-3729 with any other questions.

Sincerely,

/s/ Craig E. Slivka, for

Pam A. Long
Assistant Director
Office of Manufacturing and Construction